5-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

02033162

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

Enclosure:

A press release dated April 25, 2002 announcing the Shareholders' General Meeting – Outlook 2002 and a press release dated April 30, 2002 announcing the first-quarter 2002 results.

BOUYGUES OFFSHORE
PRESS RELEASE

Shareholders' General Meeting – Outlook 2002

Montigny-le-Bretonneux, France, April 25, 2002 – Bouygues Offshore (NYSE: BWG – PARIS: BOS.PA) held its Shareholders' General Meeting on April 18, 2002, where Hervé Le Bouc, Chairman, reviewed highlights of 2001 and discussed the Company's outlook for 2002.

At the meeting, the Shareholders approved 2001 consolidated accounts showing an increasing 18.8 % net income to EUR 46.1 million (USD 40.6 million) compared to 2000. Earning per share amounted to EUR 2.74 (EUR 1.37 per ADR) compared to EUR 2.29 (EUR 1.15 per ADR) in 2000.

Shareholders also approved the distribution of a net dividend of EUR 1.10 per share (EUR 0.55 per ADR), with a payment date of April 25, 2002, as well as the appointment of Patrick RAMBAUD as a new Director of the Company. 49 years old, an HEC graduate, Patrick RAMBAUD made his career within TotalFinaElf group. His last appointment was Vice-President of Middle East.

Finally, the Shareholders approved the share buy back program proposed by the Company and registered by the COB on April 2, 2002 under the number 02-298.

Commenting on the results, Hervé Le Bouc, reminded the record backlog level of EUR 1,1125.9 million at the end of December, which 75% of the total relate to project work for 2002.

Continuing his comments, he further stated: "We operate in a favorable market, both in terms of our core competencies and our geographic presence. We also benefit from a recognized expertise in project management and engineering, which give us a unique profile in the industry. These outlook combined with a record backlog enable us to be very confident for 2002 and even more so for 2003 ".

The first quarter results will be published on April 30, 2002 at 7:30 a.m. Paris local time.

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

BOUYGUES OFFSHORE
PRESS RELEASE

First-quarter 2002: record backlog and net sales up

(Montigny-le-Bretonneux - April 30, 2002) — Bouygues Offshore (NYSE: BWG — PARIS: BOS.PA) reported consolidated net sales of EUR 269.1 million (USD 235.8 million) in the first quarter of 2002, an increase of 8.1% over the prior-year period.

This sustained growth reflected a high level of activity in the Offshore and Maritime and River Works segments and an upturn in the LNG market.

New orders rose by 67% to EUR 354.6 million (USD 309.4 million) over first-quarter 2001, driven by the coming into force of the Rhourde Ouled Djemma field development and construction contract in Algeria and the signature of an LNG contract. Bouygues Offshore thus confirms its presence and market leadership in Algeria, where it operates through its subsidiary BOS Sofresid Algérie, and in the high potential LNG market through Technigaz.

As a result, backlog was a record EUR 1,211.4 million (USD 1,056.8 million) at end-March.

The second-quarter results will be published on August 6, 2002 at 7:30 a.m. Paris local time.

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry. Further information on the company can be found on line at www.bouygues-offshore.com.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver solutions that are safe, innovative and promote the success of our clients and our Company.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

In millions (unaudited)	First quarter ended on March 31, 2002 EUR	First quarter ended on March 31, 2002 USD [(1)]	First quarter ended on March 31, 2001 EUR
Offshore			
Net Sales	120.7	105.8	95.1
New Orders	53.0	46.2	76.1
Backlog (end of period)	447.2	390.1	409.6
Onshore			
Net Sales	64.6	56.6	102.7
New Orders	192.4	167.9	81.8
Backlog (end of period)	483.4	421.7	411.2
Maritime and River Works			
Net Sales	10.0	8.8	4.9
New Orders	42.2	36.8	0.9
Backlog (end of period)	53.9	47.0	6.5
Liquefied Gases			
Net Sales	15.1	13.2	5.0
New Orders	27.4	23.9	0.7
Backlog (end of period)	132.0	115.2	75.5
Chemical-Refining/Energy-Industry			
Net Sales	9.1	8.0	9.0
New Orders	5.5	4.8	18.2
Backlog (end of period)	18.3	16.0	27.5
Maintenance Services			
Net Sales	49.6	43.4	32.1
New Orders	34.1	29.8	34.7
Backlog (end of period)	76.6	66.8	32.0
Total Net Sales[(2)]	269.1	235.8	248.8
Total New Orders	354.6	309.4	212.4
Total Backlog (end of period)	1,211.4	1,056.8	962.3

[(1)]USD net sales are translated at an exchange rate of EUR 1 = USD 0.8763738, which is the average of the European Central bank reference rates from January 1, 2002 to March 31, 2002. New orders and backlog are translated at an exchange rate of EUR 1 = USD 0.8724, which is the European Central bank reference rate on March 31, 2002.

[(2)] First-quarter 2002 net sales included EUR 8.0 million of operating costs billed directly to single project joint ventures or reimbursable expenses billed to customers, compared with EUR 11.4 million in first-quarter 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: May 2, 2002

By: ______________________

Name: Mireille Aryier

Title: Chief Financial Officer